2/22

Follow-Up Materials

08003347

PROCESSED
JUN 26 2008 SA
THOMSON REUTERS

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00001 FISCAL YEAR: ______

(03/94)

RECEIVED

2008 MAY 22 A 10: 16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEB 19 2008

Washington, DC

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2007
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2007, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
CRC	25,970,000,000	7.40	100.00	11-Oct-07	11-Oct-2012
USD	1,000,000,000	4.75	99.855	19-Oct-07	19-Oct-2012
BRL	100,000,000	9.00	100.785	22-Oct-07	23-Apr-2009
NZD	106,000,000	7.65	100.00	13-Nov-07	13-May-2010
ZAR	900,000,000	9.15	98.60	14-Nov-07	18-Nov-2009
ZAR	320,000,000	0.50	83.10	14-Nov-07	18-Nov-2009
AUD	152,000,000	6.15	99.980	3-Dec-07	12-Nov-2009
USD	204,000,000	Callable Zero Coupon	14.6988670	21-Dec-07	21-Dec-2037
ZAR	36,600,000	9.00	100.00	27-Dec-09	28-Dec-2009

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
AUD	1,000,000,000	1.50%	25-Feb-2003	25-Feb-2013	220,000,000	14-Dec-07

Annex B

ORDINARY CAPITAL

December 31, 2007

Ordinary Capital
Balance Sheet - As of December 31, 2007
(Expressed in thousands of United States dollars)

Assets			
Cash			$ 200,059
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 581,408		
Time deposits and other obligations of banks	4,706,592		
Asset- and mortgage- backed and corporate securities	7,018,603	$ 12,306,603	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	3,086,648		
Time deposits and other obligations of banks	563,779		
Asset- and mortgage- backed, corporate securities and commercial paper	207,898	3,858,325	16,164,928
Loans outstanding (1)			
Total loans approved, less cancellations		133,571,243	
Less:			
Principal collected		(68,156,120)	
Writte offs		(134,907)	
Loans sold		(898,687)	
Undisbursed balance		(16,427,995)	
		47,953,534	
Allowance for loan losses		(51,189)	47,902,345
Accrued interest and other charges			
On investments		102,880	
On loans		600,639	
On swaps, net		19,793	723,312
Receivable from members			
Non-negotiable, non-interest bearing demand obligations		358,568	
Amounts required to maintain value of currency holdings		53,933	412,501
Currency and interest rate swaps			
Investments		2,656	
Loans		4,189	
Borrowings		3,018,668	3,025,513
Other Assets			
Property, improvements and equipment, at cost		511,544	
Less accumulated depreciation & amortization		(215,506)	
		296,038	
Receivable for investment securities sold		2,326	
Postretirement benefit assets		973,460	
Unamortized borrowing costs		179,940	
Miscellaneous		26,816	1,478,580
Total assets			$ 69,907,238

(1) Excludes private sector loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2007
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 47,770,705	
Unamortized discount		(2,916,957)	
Bond hedge basis adjustments		(8,632)	
		44,845,116	
Short term borrowings, net		2,204,166	$ 47,049,282
Currency and interest rate swaps			
Investments		2,186	
Loans		16,052	
Borrowings		1,006,026	1,024,264
Amounts payable to maintain value of currency holdings			616,123
Other liabilities			
Payable for investment securities purchased		67,305	
Accrued interest on borrowings		595,354	
Accounts payable and accrued expenses		201,852	864,511
Total liabilities			49,554,180
Equity			
Capital stock			
Subscribed - 8,368,563 shares		100,953,594	
Less callable portion		(96,613,304)	
Paid-in		4,340,290	
General reserve		11,909,897	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 624,433		
Accumulated SFAS 158 adjustments	811,187		
Accumulated SFAS 133 adjustments	1,751	1,437,371	20,353,058
Total liabilities and equity			$ 69,907,238

Ordinary Capital
Statement of Income and General Reserve
For the Period Ended December 31, 2007
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2007	2006	2007	2006
Income				
From loans				
- Interest	$ 211,269	$ 203,144	$ 2,403,607	$ 2,434,998
- Credit commissions	1,044	1,048	14,085	13,320
- Fees from private sector and emergency lending	771	3,116	18,264	17,450
	213,084	207,308	2,435,956	2,465,768
From investments	29,215	63,389	487,129	618,696
From other sources	332	2,880	18,798	12,835
Total income	242,631	273,577	2,941,883	3,097,299
Expenses				
Borrowing expenses	180,062	177,371	2,134,558	2,070,133
Administrative expenses	68,944	50,720	500,007	414,136
Special programs	10,178	14,019	37,103	33,880
Provision (credit) for loan and guarantee losses	3,590	(2,311)	(13,166)	(47,556)
Total expenses	262,774	239,799	2,658,502	2,470,593
Income before SFAS 133 and currency transaction adjustments	(20,143)	33,778	283,381	626,706
Effects of SFAS 133 and currency transaction adjustments	(61,465)	(210,376)	(149,360)	(384,183)
Net income (loss)	(81,608)	(176,598)	134,021	242,523
General reserve, beginning of period	11,991,505	11,952,474	11,775,876	11,533,353
General reserve, end of period	$ 11,909,897	$ 11,775,876	$ 11,909,897	$ 11,775,876

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2007
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2007	2006	2007	2006
Net income (loss)	$ (81,608)	$ (176,598)	$ 134,021	$ 242,523
Other comprehensive income:				
Translation adjustments				
General reserve	(12,600)	(71,863)	233,833	116,610
Special reserve	(1,644)	(6,747)	46,270	32,058
Total translation adjustments	(14,244)	(78,610)	280,103	148,668
Recognition of changes in Postretirement benefit assets	130,096	-	130,096	-
Reclassification to income - cash flow hedges	(380)	422	1,036	8,086
Total other comprehensive income	115,472	(78,188)	411,235	156,754
Comprehensive income (loss)	$ 33,864	$ (254,786)	$ 545,256	$ 399,277

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2007
(Expressed in thousands of United States dollars)

	2007	2006
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (6,724,601)	$ (6,087,701)
Loan collections (net of participations)	5,265,278	8,614,515
Recoveries	-	3,000
Net cash (used in) provided by lending activities	(1,459,323)	2,529,814
Gross purchases of held to maturity investments	(2,378,270)	(2,049,192)
Gross proceeds from maturities of held to maturity investments	2,458,923	2,056,290
Miscellaneous assets and liabilities	(21,859)	(7,649)
Net cash (used in) provided by lending and investing activities	(1,400,529)	2,529,263
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	5,440,318	5,275,944
Repayments	(6,594,719)	(6,510,227)
Short term borrowings, net	1,550,700	(282,819)
Collections of receivable from members	5,282	12,354
Net cash provided by (used in) financing activities	401,581	(1,504,748)
Cash flows from operating activities		
Gross purchases of trading investments	(10,639,407)	(20,467,692)
Gross proceeds from sale or maturity of trading investments	10,761,424	18,672,173
Loan income collections	2,434,098	2,456,439
Interest and other costs of borrowings, after swaps	(1,953,102)	(1,856,650)
Income from investments	741,409	587,431
Other income	18,798	12,835
Administrative expenses	(433,420)	(366,749)
Special programs	(12,668)	(6,785)
Net cash provided by (used in) operating activities	917,132	(968,998)
Effect of exchange rate fluctuations on cash	5,991	(2,264)
Net (decrease) increase in cash	(75,825)	53,253
Cash, beginning of period	275,884	222,631
Cash, end of period	$ 200,059	$ 275,884
Reconciliation of Net income to net cash provided by (used in) operating activities:		
Net income	$ 134,021	$ 242,523
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(1,858)	(9,329)
Income from investments	(26,050)	(18,936)
Net unrealized loss (gain) on trading investments	280,330	(12,329)
Interest and other costs of borrowings, after swaps	181,456	213,483
Administrative expenses, including depreciation	66,587	47,387
Special programs	24,435	27,095
Effects of SFAS 133 and currency transaction adjustments	149,360	384,183
Net decrease (increase) in trading investments	122,017	(1,795,519)
Credit for loan and guarantee losses	(13,166)	(47,556)
Net cash provided by (used in) operating activities	$ 917,132	$ (968,998)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 437,966	$ 315,632
Held to maturity investments	346,629	166,908
Loans outstanding	583,049	365,960
Borrowings and related swaps	840,177	536,151
Receivable from members - net	(302,416)	(138,846)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$300,000,000
7.125 per cent. Notes due 19 March 2013

Filed pursuant to Rule 3 of Regulation AD
Dated: March 19, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$300,000,000 principal amount of 7.125 per cent. Notes due 19 March 2013 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum") and in the Pricing Supplement relating to the Notes dated 17 March 2008 (the "Pricing Supplement"), each of which was filed previously under a report of the ADB dated March 17, 2008. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 17 March 2008, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated March 17, 2008, with Royal Bank of Canada (the "Dealer"), pursuant to which the ADB has agreed to issue and sell, and the Dealer has agreed to subscribe for, a principal amount of the

Notes aggregating A$300,000,000 for an issue price of 99.381% less management and underwriting fees and selling concessions of 0.124%. The Notes will be offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 19 March 2008.

The Dealer proposes to offer all the Notes to the public at the public offering price of 99.381%.

Item 3. Distribution Spread

See the Pricing Supplement, page 1 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.381%	0.124%	99.257%
Total	A$298,143,000	A$372,000	A$297,771,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 14,000*
Listing Fees (Australian Stock Exchange)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006 , previously filed under a report of the ADB dated March 17, 2008.

(ii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 17 March 2008, previously filed under a report of the ADB dated March 17, 2008.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated 17 March 2008, previously filed under a report of the ADB dated March 17, 2008.

ADB
Asian Development Bank
Office of the General Counsel

19 March 2008

Royal Bank of Canada
Level 46
2 Park Street
Sydney NSW 2000
Australia

as Dealer for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 003-00-1
AUD300,000,000 7.125 per cent. Notes due 19 March 2013 (the "Notes")
Issued Under the Australian Dollar Domestic Medium-Term Note Programme
(the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 7 December 2007 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 17 March 2008 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 3 December 1992;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2501
information@adb.org
www.adb.org

(f) the Subscription Agreement between ADB and the Dealer dated 17 March 2008 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 17 March 2008 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Dealer), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel

END